Amplitude Healthcare Acquisition Corporation

1177 Avenue of the Americas, Fl40

New York, NY 10036

November 14, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Susan Block

Re:	Amplitude Healthcare Acquisition Corporation

Form S-1 filed October 25, 2019

Amendment No. 1 to Form S-1 filed November 6, 2019

Amendment No. 2 to Form S-1 filed November 8, 2019

File No. 333-234324

Dear Ms. Geddes:

Amplitude Healthcare Acquisition Corporation (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 13, 2019, regarding the Amendment No. 1 to Form S-1 filed November 6, 2019 and Amendment No. 2 to Form S-1 filed November 8, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

We acknowledge the Staff’s comment, and Exhibit 4.4 has been revised, in Section 9.3, to remove the exclusivity of the submission to the jurisdiction of the courts of the State of New York or the United States District Court for the Southern District of New York. As revised, Exhibit 4.4 does not contain any exclusive jurisdiction provision, including for claims that arise under the Securities Act or Exchange Act. As a result of the foregoing revisions, we do not believe that any additional disclosure, including risk factor disclosure, is appropriate.

The revised form of warrant agreement is filed as Exhibit 4.4 to Amendment No.3 to the Company’s Registration Statement on Form S-1.

*    *    *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Amplitude Healthcare Acquisition Corporation

By:	/s/ Bala Venkataraman
Name:	Bala Venkataraman
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP